

June 12, 2014

Via E-mail
Brett C. Bogan, Esq.
Lathrop & Gage LLP
10851 Mastin Boulevard
Building 82, Suite 1000
Overland Park, KS 66210-1669

> **Re:**   **ALCO Stores, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on June 10, 2014**
> **File No. 1-35911**

Dear Mr. Bogan:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the Company's disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when the Company will provide the requested response. If you do not believe our comments apply to the Company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. All defined terms used in this letter have the same meaning as in the proxy statement unless otherwise indicated.

Proxy Statement

General

1. Please revise the proxy statement to disclose the solicitation by Concerned ALCO Stockholders. Refer to Interpretation I.G.2. in our July 2001 Interim Supplement to the Telephone Interpretation Manual publicly available on our website at http://sec.gov/interps/telephone/phonesupplement3.htm.

Proxies, page 1

2. You state on this page and elsewhere that "[y]our broker is not permitted to vote on your behalf on the election of directors and other matters to be considered at the Annual Meeting except for the ratification of Grant Thornton LLP as the Company's independent registered public accounting firm for the fiscal year ending February 1, 2015 ("Fiscal 2015"), unless you provide specific instructions by completing and returning the attached

proxy form for your vote to be counted." It is our understanding that, in a contested election, a broker does not have discretionary authority to vote on <u>any</u> proposals to be voted on at the meeting, whether routine or not. Please provide support for your assertion, or revise your disclosure as necessary.

Solicitation of Proxies, page 2

3.   Disclosure indicates that proxies may be solicited by some of the Company's directors, officers and employees, personally or by telephone, facsimile or other means of communication. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Proposal One Election of Directors, page 8

4.   We note disclosure in the third paragraph on page 8 that in the event that one or more of the Board's nominees should become unavailable for election, it is intended that the shares represented by the proxies will be voted for the election of such substitute nominee or nominees as may be designated by the Nominating and Governance Committee. Please confirm for us that should the Company nominate substitute nominees before the meeting, it will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Form of Proxy

5.   Please revise the proxy statement itself and form of proxy to clearly mark them as "Preliminary Copies." Refer to Exchange Act Rule 14a-6(e)(1).

6.   Please revise Proposal No. 3 to provide stockholders with the ability to choose to abstain. Refer to Exchange Act Rule 14a-4(b)(1).

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry Hindin

Perry Hindin
Special Counsel
Office of Mergers and Acquisitions